

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASCADE FINANCIAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 17TH STREET, SUITE 950
(No. and Street)

DENVER (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN VAN SANT 303-292-1121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS, P.C.
(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PKWY, STE 108-381 (Address) ATHENS (City) GA (State) 30606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN VAN SANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CASCADE FINANCIAL MANAGEMENT, INC., as of February 21, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


BROOKE WALTER
Notary Public
State of Colorado

John Van Sant
Signature

PRESIDENT
Title

Brooke Walter exp. 4.27.16
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADE FINANCIAL MANAGEMENT, INC.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012
AND INDEPENDENT AUDITORS' REPORT

Wade J Bowden and Company, CPAs, P.C.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

Table of Contents

WADE J BOWDEN & COMPANY, CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors
Cascade Financial Management, Inc. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC:

We have audited the statement of financial condition of Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC (the "Company") as of December 31, 2012 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Athens, Georgia
February 27, 2013

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS:		
Cash	$	235,174
Commissions receivable		51,583
Cash deposits with clearing organizations		55,923
Accounts receivable		7,652
Prepaid expenses		46,859
Employee advances		86,393
Total current assets		483,584
FURNITURE AND EQUIPMENT		97,175
Less accumulated depreciation		(76,975)
Furniture and equipment - net		20,200
OTHER ASSETS:		
Cash surrender value of life insurance		40,661
Intangible assets, net of accumulated amortization of $22,494		1,867
Security deposits		25,053
Total other assets		67,581
TOTAL	$	571,365

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	90,462
Commissions payable		73,308
TOTAL CURRENT LIABILITIES		163,770
LONG TERM LIABILITY - deferred rent		53,416
TOTAL LIABILITIES		217,186
STOCKHOLDERS' EQUITY		
Common stock, no par value, 50,000 shares authorized, 281 shares issued and outstanding		170,678
Additional Paid in Capital		120,814
Retained earnings		62,687
Total stockholders' equity		354,179
TOTAL	$	571,365

See Independent Auditors' Report and Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:		
Investment advisory fees	$	1,524,033
Commissions		609,571
Alternative investment fees		389,530
Insurance fees		132,980
Overrides and rebates		112,119
Total revenue		2,768,233
OPERATING EXPENSES:		
Investment consulting expenses		926,560
Commissions		707,219
Employee compensation and benefits		524,824
Rent		203,167
Technology services		97,504
Professional services		81,944
Marketing and business development		47,923
Registration and licensing		29,843
Travel		23,481
Parking		23,385
Meals and entertainment		17,091
Insurance		15,498
Office		14,133
Other operating expenses		19,826
Total expenses		2,732,398
Net income before other income <expense> and taxes		35,835
OTHER INCOME <EXPENSE>		
Interest and dividend income		2,816
Interest expense		(851)
Loss on Disposal of Assets		(309)
Charitable contributions		(3,550)
Net other < expense >		(1,894)
Income before current income taxes		33,941
CURRENT INCOME TAX EXPENSE		(8,846)
NET INCOME	$	25,095

See Independent Auditors' Report and Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

STOCKHOLDERS' EQUITY, JANUARY 1	$	329,084
Net income		25,095
STOCKHOLDERS' EQUITY, DECEMBER 31	$	354,179

See Independent Auditors' Report and Notes to Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES:		
Net income	$	25,095
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		5,959
Non-cash disposition of fixed asset		309
Decrease in commissions receivable		27,192
Decrease in deposits with clearing organizations		5,500
Increase in accounts receivable		(820)
Increase in prepaid expenses		(10,139)
Decrease in employee advances		(30,535)
Increase in cash surrender value of life insurance		(2,072)
Increase in accounts payable and accrued expenses		9,790
Increase in commissions payable		8,371
Increase in deferred rent payable		9,422
Net cash provided by operating activities		48,072
INVESTING ACTIVITY - purchase of equipment		(4,180)
NET INCREASE IN CASH		43,892
CASH AT BEGINNING OF YEAR		191,282
CASH AT END OF YEAR	$	235,174

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cascade Financial Management, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company has offices in Colorado, Missouri, Idaho, Montana and Florida. The Company was incorporated as a Colorado corporation in 2002.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned single member LLC subsidiary, CFMI Insurance Agency, LLC. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory. All material intercompany balances and transactions are eliminated in consolidation. See also Note 7.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the terms of the agreements.

Alternative Investment Fees

Alternative investment fees is brokerage revenue derived from private placement commissions, primarily from non-publicly traded real estate investment trusts and managed futures funds. These fees are received as the placement is made and recognized at the time of placement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes

The Company files income tax returns in the U.S. federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to examination by federal, state and local tax authorities for years before 2009.

Taxable income for the year ended December 31, 2012 will be increased by approximately $9,000 of non-deductible expense required for meals and entertainment. The current income tax liability for the year ended December 31, 2012 is $8,846. Due to accelerated depreciation and Internal Revenue Code Section 179 depreciation allowing the Company to expense assets as incurred, these tax deductions will off-set the permanent differences in the aforementioned meals and entertainment. As a result, no deferred liability, or asset, was recorded for the year ended December 31, 2012.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Amortization is provided on a straight-line basis using estimated useful lives of five to fifteen years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. COMMISSIONS RECEIVABLE AND PAYABLE

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as reductions in the payable to customers. Commissions receivable for the year ended December 31, 2012 is $51,583. Commissions payable for the year ended December 31, 2012 is $73,308.

3. **CASH DEPOSITS WITH CLEARING ORGANIZATION**

The Company clears its customer transactions though a broker-dealer that is independent of the Company. The Company is contractually obligated to maintain deposits with the clearing broker. As of December 31, 2012 the Company had cash deposits of $55,923 with the clearing broker.

4. **EMPLOYEE BENEFIT PLANS**

Effective 2002, the Company implemented a 401(k) pension plan for all eligible employees. Employees are eligible to participate in the plan if they meet certain age limits, annual hours worked and length of employment requirements. Generally, employees could defer up to $17,000 in 2012.

The Company also has a profit sharing plan for employees meeting certain service and age requirements. The Company's unpaid obligation as of December 31, 2012 is $28,004 which is to be paid before the US income tax return is filed in 2013. The liability is reflected in accrued expenses on the statement of financial condition. The expense is recorded as employee compensation and benefits on the statement of operations.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $124,686, which was $74,686 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 174.19%.

6. **COMMITMENTS**

The Company has obligations under operating leases with initial non-cancellable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2012 are listed below:

Year Ending December 31:		
2013	$	82,019
2014		84,595
2015		87,172
2016		89,748
2017		92,325
Thereafter		110,790
	$	546,649

6. COMMITMENTS, CONTINUED

In June, 2011, the Company moved its headquarters to new facilities signing a 90 month lease. As incentive for the Company to move, the landlord provided free rent for the first eight months of occupancy. Starting in June, 2011, rent expense was recorded based on the total rental commitment of 90 months. Due to the free rent term, however, there was a difference in the expense recorded and the actual rent remitted. The difference between the expense and the rent remitted is recorded as deferred rent on the statement of financial condition. As of December 31, 2012, deferred rent is $53,416.

Rent expense for the year ended December 31, 2012 is $200,473.

7. CONSOLIDATED SUBSIDIARY

CFMI Insurance Agency, LLC is a Colorado Limited Liability Company (the LLC). All of the member interest are owned by the Company. The LLC was formed on May 10, 2002 to sell insurance policies.

The following is a summary of the balance sheet of the Company's consolidated subsidiary at year-end:

Assets	$	1,685
Liabilities		-
Member equity	$	1,685

CFMI Insurance Agency, LLC had $1,685 of revenue for the year-ended December 31, 2012. The LLC had no expenses for the year-ended December 31, 2012.

All intercompany accounts have been eliminated from the financial statements.

The assets of the subsidiary are readily available for protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

The wholly-owned subsidiary is not a broker-dealer, thus the Company is exempt from Appendix C of SEC Rule 15c3-1. There is no flow-through opinion of counsel included in this report. The Company does not guarantee, endorse nor assume direct or indirect obligations or liabilities of the wholly-owned subsidiary. At December 31, 2012 the wholly-owned subsidiary does not have any direct or indirect obligations or liabilities. In addition, revenue from the subsidiary is an immaterial amount ($1,685). Revenue received from the subsidiary is not included as a capital benefit and will not result in an increase nor a decrease in the Company's minimum net capital requirement.

8. RELATED PARTY TRANSACTIONS

The Company has a broker-dealer relationship with Holmes and Turner Financial Services. The CEO of the Company is one of the owners of Holmes and Turner Financial Services. The Company recorded and paid $69,268 of commission expense in transactions with Holmes and Turner for the year ended December 31, 2012. The Company also paid Holmes & Turner P.C. $36,000 in rent for the year ended December 31, 2012.

Total stockholders' compensation was $307,241 for the year ended December 31, 2012 which is reflected on the statement of operations as employee compensation and benefits.

Included in accounts payable is $6,245 due to Holmes & Turner Financial Services.

9. EXEMPTIVE PROVISION

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

SCHEDULE 1

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 354,179
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable	(5,923)
Prepaid expenses	(46,859)
Employee advances	(86,393)
Furniture and equipment - net	(20,200)
Cash surrender value of life insurance	(40,661)
Intangible assets - net	(1,867)
Security deposits	(25,053)
Other deductions and charges	(2,437)
Haircuts on securities 15c3-1(f)	(100)
NET CAPITAL	$ 124,686
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	90,462
Commissions payable	73,308
Deferred rent	53,416
Total aggregate indebtedness	217,186
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	50,000
Excess net capital	74,686
Excess net capital at 1,000 percent	64,686
Percentage of aggregate indebtedness to net capital	174.19%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2012.

See Independent Auditors' Report

WADE J BOWDEN & COMPANY, CPAS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

To the Shareholders and Directors
Cascade Financial Management, Inc. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 14 and 15 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Wade J Bauduin & Company

Athens, Georgia
February 27, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053730 FINRA DEC
CASCADE FINANCIAL MANAGEMENT INC 18*18
950 17TH ST STE 950
DENVER CO 80202-2807

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Van Sant 303-292-1121

2. A. General Assessment (item 2e from page 2) $ 1986.88

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1986.88

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1986.88

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1986.88

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cascade Financial Management
(Name of Corporation, Partnership or other organization)

John Van Sant
(Authorized Signature)

President
(Title)

Dated the 25 day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,770,739
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,954,138
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	21,000

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 851.22	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 651.20	
Enter the greater of line (i) or (ii)		851
Total deductions		1,975,989
2d. SIPC Net Operating Revenues		$ 794,750
2e. General Assessment @ .0025		$ 1,986.88

(to page 1, line 2.A.)

WADE J BOWDEN & COMPANY, CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Shareholders and Directors
Cascade Financial Management, Inc. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC:

In planning and performing our audit of the financial statements and supplementary schedule of Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC (the "Company"), as of and for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2012 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.


Wade J Bowden & Company

Athens, Georgia
February 27, 2013